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                                                                  Exhibit (g)(5)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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WILLIAM HARPER, individually and on behalf
of all others similarly situated,                    :

                                    Plaintiff,       :       C.A. No. 17652NC

                  -against-                          :
                                                          CLASS ACTION COMPLAINT
SILAS L. NICHOLS, ROBERT L. SMIALEK,                 :
DAVID J. BURNS, J. DAVID CARTWRIGHT,
JAMES S. GLEASON, MARTIN L. ANDER                    :
SON, JOHN W. GUFFEY, JR., WILLIAM P.
MONTAGUE, GLEASON CORPORATION and                    :
VESTAR CAPITAL PARTNERS, INC.
                                                     :
                                    Defendants.      x
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                                  INTRODUCTION

         1. Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

         2. This action arises out of an unlawful scheme and plan by Vestar Capital Partners, Inc. ("Vestar") and certain senior management (the "Investor Group") of Gleason Corporation ("Gleason" or the "Company") to acquire the remaining ownership of the Company in a going- private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                   THE PARTIES

         3. Plaintiff is and has been at all relevant times the owner of Gleason common stock.


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         4. Defendant Gleason is a corporation organized and existing under the laws of Delaware with its principal executive offices located at 1000
University Avenue, Rochester, New York. Gleason designs and manufactures machinery for gears. As of December 31, 1997, Gleason had issued and outstanding 9,943,241 shares of common stock outstanding, of which the senior management of Gleason taking the Company private, as a group, owned approximately 15% of the outstanding shares.

         5. (a) Defendant David J. Burns ("Burns") is and was at all times Executive Vice President of the Company.

            (b) Defendant James S. Gleason ("Gleason") is and was at all relevant times Chairman, President and Chief Executive Officer of the Company. Gleason owns 434,652 shares of stock of 4.4%. However, the Gleason Foundation, a not for profit corporation, of which Gleason and Ralph E. Harper, Gleason's Vice President and Secretary and John B. Kodweis, Gleason's Vice President-Administration are directors and/or officers, own 1,197,346 shares. Thus, directors and officers own 15%.

            (c) Defendants Silas L. Nichols ("Nichols"), Robert L. Smialek ("Smialek"), J. David Cartwright ("Cartwright"), Martin L. Anderson ("Anderson"), John W. Guffey, Jr. ("Guffey") and William P. Montague ("Montague") are and were at all times directors of the Company.

         6. Defendant Vestar Capital Partners ("Vestar") is an investment firm which officers in New York, New York that manages more than $1 billion in equity capital and specializes in management buyouts and growth capital investments.


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         7. The individual defendants names above (the "Individual Defendants"), as officers and/or directors of the Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

         8. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

         9. This action is properly maintainable as a class action for the following reasons:

                  (a) The Class is so numerous that joinder of all members is impracticable. As of December, 1997, there were approximately 3,246 holders of record of Gleason common stock and likely many more beneficial owners.

                  (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including, INTER ALIA, the following: (i) whether Vestar and the Investor Group have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class; (ii) whether the Individual Defendants and Vestar have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care and candor; (iii)whether the individual Defendants and Vestar have disclosed all material facts in connection with the challenged transaction; and


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(iv) whether plaintiff and the other members of the Class would be irreparably damaged if the Investor Group and Vestar are not enjoined from the conduct described herein;
                  (c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be similarly damaged by Vestar's and the individual Defendants' actions.

                  (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

         10. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

         11. Moreover, Defendants have action and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         12. On December 9, 1999, Gleason announced the signing of a definitive merger agreement between the Company and a group led by Defendants Vestar, James Gleason and other senior Gleason management. Under the terms of the agreement, the Investor Group will offer Gleason shareholders $23 per share in cash for all outstanding common shares in a tender offer to commence by December 15, 1999 (the "Offer").


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         13. On December 8, 1999, the day prior to the announcement of the
Offer, the Company's shares closed at $18 per share. However, the price of Gleason stock traded as high as $21.25 per share on April 19, 1999.

         14. The offer is timed to take advantage of the currently depressed price of Gleason's common stock, which has been affected by recent low financial results.

         15. On October 21, 1999, Gleason announced that third quarter net income fell 50% because of weak demand for its gear making machinery, from $6 million to $3 million, Sales decreased 18% to $79.8 million.

         16. In the October 21, 1999 press release, however, Gleason said that it expects net sales and operating profit to be higher in the fourth quarter compared with the preceding three quarters. These results are to be shortly announced but the Offer was timed to take advantage of the current trading price.

         17. Vestar and defendants are intent on paying the lowest possible price to Class members, even though they are duty-bound to maximize shareholder value.

         18. As members of the Board of Directors of Gleason, the individual Defendants owe fiduciary duties to its stockholders. These duties include the highest obligations of due care, good faith, loyalty and candor.

         19. By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Gleason's assets and business and will be prevented from obtaining fair consideration for their shares of Gleason's common stock.

                                CLAIM FOR RELIEF


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         20. The above-described transaction is in furtherance of a fraudulent plan to take Gleason private, which, if not enjoined, will result in the elimination of the public stockholders of Gleason in a transaction that is inherently unfair to them and that is the product of the defendants' conflict of interest, as described herein. More particularly, the transaction is in violation of the defendants' fiduciary duties and has been timed unfairly in that:

                  (a) The Offer is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

                  (b) The Offer is timed to take advantage of the current depressed stock price of Gleason;

                  (c) The defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

                  (d) The defendants have violated their duty of fair dealing by manipulating the timing of the transaction to benefit Gleason and the Investor Group at the expense of the plaintiff and the Class.

         21. Similarly, the individual Defendants have breached their fiduciary duties to the Company's shareholders because they are not exercising independent judgment and have acted or are acting to the detriment of plaintiffs and the Class in order to benefit themselves.

         22. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.


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         23. Plaintiff and the other members of the Class have no adequate remedy at law. WHEREFORE, plaintiff demands judgment as follows;

         A. Declaring this to be a proper class action and naming plaintiff as Class representative;

         B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

         C. In the event the Offer is consummated, rescinding the transaction and awarding rescissionary damages;

         D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts' fees; and

         F. Granting such other and further relief as may be just and proper.

Dated:        December 10, 1999

                                            ROSENTHAL, MONHAIT GROSS
                                                & GODDESS, P.A.


                                            By:
                                               ---------------------------
                                            Mellon Bank Center, Suite 1401
                                            919 Market Street
                                            Wilmington, DE  19899
                                            (302) 656-4433
                                            ATTORNEYS FOR PLAINTIFF


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OF COUNSEL:

SHEPHERD & GELLER
117 Gayley Street #200
Media, PA  19063
(610) 891-9883

SHEPHERD & GELLER
7200 W. Camino Real
Suite 203
Boca Raton, FL  33433
(561) 750-3000